Mail Stop 3561

March 24, 2009

Mr. Feng Zhen Xing
Chief Executive Officer
China Sxan Biotech, Inc.
c/o American Union Securities
100 Wall St., 15th Floor
New York, NY 10005

      Re: China Sxan Biotech, Inc.
              Form 10-Q/A for the Quarter Ended December 31, 2007
              Filed January 6, 2009
              Form 10-Q/A for the Quarter Ended March 31, 2008
              Filed January 6, 2009
              Form 10-K for the Year Ended June 30, 2008
              Filed November 14, 2008
              File No. 000-27175

Dear Mr. Xing:

      We issued comments to you on the above captioned filings on February 24, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 7, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by April 7, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters related to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/new/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact William Kearns, Staff Accountant, at 202-551-3727 or Angela Halac, Senior Staff Accountant, at 202-551-3398 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services